UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14f-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

FAMILY HEALTHCARE SOLUTIONS, INC.

(Exact name of registrant as specified in charter)

Nevada	000-28881	88-0403762
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Via Simon Bolivar Edificio El Congrejo, Officina 22, Panama 0818-0031
(Address of principal executive offices)

(507) 213-1325
(Registrant’s telephone Number)

FAMILY HEALTHCARE SOLUTIONS, INC.
Via Simon Bolivar Edificio El Congrejo, Officina 22
Panama 0818-0031
(507) 213-1325

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

No vote or other action is required in connection with this information statement.  No proxies are being solicited.

GENERAL

This Information Statement is being mailed commencing on or about June 22, 2007 by Family Healthcare Solutions, Inc. (the “Company”) to holders of record, as of June 5, 2007, of the Company’s voting stock, common stock, par value $0.01 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company’s Board of Directors (the “Board”). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company’s shareholders.

CHANGE IN CONTROL TRANSACTION

On June 20, 2007 (the “Closing Date”), Family Healthcare Solutions, Inc., a Nevada Corporation (“FHCS”, “FHCS”, the “Company”, “we”, or “us”), the FHCS shareholders (“FHCS Shareholders”) listed on Schedule 3.3 of the Stock Purchase and Share Exchange Agreement (the “Exchange Agreement”); Mega Media Group, Inc., a New York Corporation (“Mega Media”) and the Mega Media shareholders and note holders listed on Schedule 3.2 of the Exchange Agreement (separately, “MM Shareholders” or “MM Note Holders”) (collectively, Mega Media, the MM Shareholders and MM Note Holders shall be known as the “MM Group”), entered into the Exchange Agreement pursuant to which we are to  acquire 100% of the issued and outstanding capital stock of Mega Media owned by the MM Shareholders, making Mega Media a wholly owned subsidiary of FHCS, in exchange for the issuance by FHCS to the MM Shareholders and MM Note Holders of 49,990,406 shares of FHCS common stock, par value $.001 per share, which shall constitute 68.50% of FHCS’s issued and outstanding fully diluted common stock after the transaction is closed (the “Exchange”).  Such shares will be restricted in accordance with Rule 144 of the 1933 Securities Act.

We will no longer be a developmental stage company with no business operations and will operate our business through Mega Media, which is a multi-media holding company operating its business through its wholly-owned subsidiaries, Mega Media Studios, Inc., Mega Media Records, Inc. d/b/a Skeleton Key Media, Mega Media Film, Inc., Mega Media Sports Entertainment, Inc. and Echo Broadcasting Group, Inc.  MMG also has a non-operating subsidiary, VSE Magazine, Inc.  MMG focuses its business in mainstream entertainment and media and Russian ethnic media.

Effective on the Closing Date, our Sole director and officer, Teodoro F. Franco, shall simultaneously resign as the sole director and executive officer and appoint the following officers and directors of FHCS:

Name	Office

Aleksandr Shvarts	Chairman and Chief Executive Officer
David Kokakis, Esq.	Director, Acting President and Chief Operating Officer
Gennady Pomeranets, CPA	Chief Financial Officer and Treasurer
Eric Schwartz	Director and Executive Vice President
Dr. Lev Paukman	Director
Dr. Elan Kaufman Kurt Dalmata	Director Director

VOTING SECURITIES OF THE COMPANY

Our authorized common stock consists of 100,000,000 shares, par value $0.001 per share.  On June 5, 2007, we had 33,959,961 shares of common stock issued and outstanding and entitled to vote at a meeting of our stockholders.  Each share of common stock entitles the holder thereof to one vote. We have no preferred stock authorized.

As a result of the Exchange, Mega Media’s shareholders will become our majority shareholders.  Our shares of common stock are quoted on the Over the Counter (OTC) Bulletin Board under the symbol “FHCS”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock prior to the Closing Date on June 5, 2007, by: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than five percent of our outstanding common stock; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all our current executive officers and directors of as a group. Except as otherwise indicated in the footnotes, all information with respect to share ownership and voting and investment power has been furnished to us by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (2)

Common Stock	Teodoro F. Franco L.(1) (3) PO Box 8807 Panama 5 PanamaSole	6,440,635	18.97%

Common Stock	All officers and directors as a group (1 in number)	6,440,635	18.97%

(1) The person listed is the sole officer and director of the Company.

(2) Based on 33,959,961 shares of common stock issued and outstanding as of June 5, 2007.

DIRECTORS AND EXECUTIVE OFFICERS

Pre-Exchange Directors and Executive Officer

The following tables set forth information regarding the Company’s current executive officer and directors prior to the closing of the Exchange. The directors hold offices for their respective terms and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Office

Teodoro F. Franco L.	66	Sole Officer and Director

Set forth below is certain information with respect to the current officers and directors, including their names, principal occupations for the past five years, and their directorships with other corporations.

TEODORO F. FRANCO L., Sole Officer and Director, for over thirty years has been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, one of the most prestigious law firms in Panamá with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panamá with its partners and several of its associates holding or having held public office. Teodoro Franco’s brother and partner, Dr. Juaquin F. Franco, Jr., has held many public offices over the past four decades, most recently as the Governor of Colon Province, the state containing the Atlantic entrance to the Panama Canal and the Colon Free Zone. His nephew and associate in the firm, Juaquin F. Franco, III, has served as the Minister of Commerce and is currently a member of the House of Representatives and a candidate for President of the Republic. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to the Company a wealth of international legal, commercial and diplomatic experience.

Director Terms of Office

In accordance with the terms of the Company’s articles of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

The Company’s directors did not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

Meetings and Committees of the Board

The Board held no meetings during the Company’s fiscal year ended September 30, 2006. The Company does not have any independent directors and therefore does not have an audit committee. The sole director is performing the functions of the audit committee.

Compensation of Executive Officers

The following summary compensation table sets forth all compensation paid by us during the fiscal years ended September 30, 2006 and 2005 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Teodoro F. Franco L. Sole Officer	2006	0	0	0	0	0	0	0	0
	2005	0	0	126,000	0	0	0	0	126,000

Outstanding Equity Awards at Fiscal Year-End. There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended September 30, 2006, and the subsequent period up to the date of the filing of this Information Statement.

Employment Agreements

The Company does not have an employment agreement with Teodoro F. Franco L. and therefore all employment is on an “at-will” basis.  It is expected that the Company may enter into an employment agreement with any of its Designees.

Designees to Serve as Officers and Directors Post-Exchange

Pursuant to the terms of the Exchange Agreement, the individuals listed below have been designated to serve as officers and directors of the Company following the closing of the Exchange.  The following table sets forth information regarding the members of the Company’s Board of Directors and its executive officers following the Closing Date.  The directors listed below will serve until the next annual meeting of the Company’s stockholders.

The directors hold offices for their respective terms and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Office

Aleksandr Shvarts	38	Chairman and Chief Executive Officer
David Kokakis, Esq.	34	Director, Acting President and Chief Operating Officer
Gennady Pomeranets, CPA	36	Chief Financial Officer and Treasurer
Eric Schwartz	46	Director and Executive Vice President
Dr. Lev Paukman	65	Director
Dr. Elan Kaufman Kurt Dalmata	33	Director Director

Set forth below is certain information with respect to the designated officers and directors, including their names, principal occupations for the past five years, and their directorships with other corporations.

Aleksandr Shvarts

Mr. Shvarts has served as Mega Media’s Chief Executive Officer and Chairman since February 2004.  Mr. Shvarts has more than fifteen years of experience in the financial community. He has implemented and supervised numerous marketing plans for public and private companies. His specialty is in forecasting and creating business strategies for start-up companies based on careful analysis of economic, political and general market conditions. Outside of the financial world, he has been involved in numerous entertainment activities, including live concerts promotions, radio programming, and video production and recording artist development. Mr. Shvarts created and implemented the overall business strategy for the Company. Mr. Shvarts is the brother of Eric Schwartz.

David Kokakis, Esq.

Mr. Kokakis has served as Chief Operating Officer of Skeleton Key Entertainment and Mega Media since February 1, 2006 and a Director of Mega Media since August 2006.  Mr. Kokakis is an entertainment attorney who has represented major talents in the music business, including multi-platinum-selling rock acts, such as Godsmack, successful urban artists, such as Lil Bow Wow, 3LW, Blu Cantrell and Three 6 Mafia, and Grammy-winning producers and songwriters, such as Raphael Saadiq. He has developed a specialty in representing independent record companies, such as Jellybean Recordings and Pookie Entertainment, and consulting for major record labels that seek to implement new business models, including Island Def Jam and Warner Music Group. He practiced law for the past six years in the New York entertainment department of Greenberg Traurig, LLP, currently the world's largest entertainment law firm, and prior to that at a boutique entertainment law firm in New York that specialized in artist representation. He has a background in artist management, production and studio engineering, and is also an entrepreneur who owns restaurants and bars in New York City and northern New Jersey. Mr. Kokakis is responsible for overseeing business development, acquisitions and the general operations of MMG.

Gennady Pomeranets, CPA

Mr. Pomeranets has served as Mega Media’s Chief Financial Officer since February 1, 2006.   Mr. Pomeranets is a certified public accountant with years of experience in fashion, entertainment, audio recording and video production industries. He is a graduate of Brooklyn College and practiced at Frederick Kantor & Co, CPAs, PC, LCS&Z Glickman Lutz LLP, and H.J. Berhman & Co LLP. He has been a managing director of a local New York public accounting firm with diversified clientele serving varieties of industries and communities. Mr. Pomeranets has extensive experience in entertainment industry and is currently serving as a director of September 11 Family Group Marina Gertsberg Memorial Fund Inc.

Eric Schwartz

Mr. Schwartz has served as the Chief Operating Officer of Echo Broadcasting since March 2005 and a Director of Mega Media since April 2007.  Beginning his career as a musician, performer, and recording artist in the late '70s and early '80s, Mr. Schwartz has an in-depth knowledge of the music business. As Executive Director of Interlude Recording Studios in New York City, he successfully booked many internationally known recording artists, including Roberta Flack, Gil Goldstein, Alex Sipiagin, KRS-ONE, and Mad Lion. He also served for eleven years as Executive Producer of the renowned fifty-two person floor show at Rasputin Supper Club in Brooklyn, where his work received rave reviews from local, national and international publications. He was solely responsible for arranging and recording the scores for the shows, creating multimedia video concepts, creating conceptual designs, and the general management and production of the show. Mr. Schwartz is responsible for managing MMG's recording and media facilities, as well as programming and content for the MMG operated radio station. Mr. Schwartz is the brother of Mr. Alex Shvarts.

Dr. Lev Paukman

Dr. Paukman has served as a Director of Mega Media since February 1, 2006.  Dr. Paukman is one of the most distinguished members of the Russian-speaking Community of New York. Since the late 70s Dr. Paukman has practiced medicine in prestigious NY City hospitals like NY Methodist, Mt Sinai, Victory Memorial Medical Center, just to name a few. His medical research has been published in major medical journals. Despite the demanding schedule imposed by his private practice, Dr. Paukman is a committed public servant, who works tirelessly on behalf of the Ethnic Russian Community. He is an active Board Member of the United Jewish Appeal, Council of Jewish Immigrant Community Organization, Bnei Zion, and other Charitable and Civic organizations. Renown for his personal generosity and compassion to those less fortunate has received numerous awards for his relentless philanthropic activities and communal involvement. He has been an active political liaison to the Russian Community. Recently he has begun an active campaign to educate Russian community against the addictions of drugs in teenagers. In 2003 Dr. Paukman implemented his vision of creating a vehicle that would unite the Ethnic Russians of New York, be one source of information and entertainment and be a bridge between the mainstream and ethnic New Yorkers. The vision was Radio VSE.

Dr. Elan Kaufman

Dr. Kaufman has served as a Director of Mega Media since April 2007.  Dr. Kaufman is one of the founders of Radio VSE, one of our subsidiaries.  He is one of a select few professionals in New York who holds the honor of being a Diplomate of the American Board of Pediatric Dentistry.  He is the Chief of Pediatric Dentistry at both St. Luke’s-Roosevelt Hospital Center, NYC, and Coney Island Hospital, Brooklyn.  In addition to his work in the hospitals, he owns and operates a pediatric and orthodontic group practice in Brooklyn that employs over thirty professionals.  He serves as an Assistant Clinical Professor of Dentistry at both Columbia University School of Dental Medicine and Mt. Sinai School of Medicine and is a member of the American Academy of Pediatric Dentistry and of the American Dental Association.  He is a graduate of Tufts University School of Dental Medicine and completed his pediatric dental residency at Brookdale University Hospital, in affiliation with NYU College of Dentistry.  Dr. Kaufman is the pediatric dental liaison to the American Academy of Pediatrics, Chapter II and is involved in several charities benefiting children.  In addition to his professional dental activities, Dr. Kaufman owns and operates a real estate holding company based in Manhattan.

Kurt Dalmata

Mr. Dalmata is representing First Capital Investment Corp.’s interests in the issuer.  In 2004 Mr. Dalmata was appointed to the position of chief Financial Officer and Director of Wysak Petroleum.  As former Associate Director of UBS Securities in London, Mr. Dalmata over saw equity placements and M & A transactions.  In addition, his corporate history includes an executive position with the Bank of America's offices in Munich, London and Vienna. Among Mr. Dalmata's educational achievements are a degree in Law and an MBA from INSEAD. Mr. Dalmata is a resident of Zurich, Switzerland and is currently active in advising private clients regarding mergers and acquisitions, corporate finance, strategic and financial advisory services.

Compensation of Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by Mega Media during the fiscal years ended January 31, 2007 and 2006 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Aleksandr Shvarts(1) Chief Executive Officer of	2007	180,000	0	3,680	0	0	0	0	183,680
Mega Media	2006	42,500	0	0	0	0	0	0	42,500

Eric Schwartz(2) Chief Operating Officer of	2007	180,000	0	1,920	0	0	0	0	181,920
Echo Broadcasting	2006	60,705	0	0	0	0	0	0	60,705

David Kokakis, Esq.(3) Chief Operating Officer of	2007	150,000	0	1,750	0	0	0	0	151,750
Skeleton Key Entertainment	2006	0	0	0	0	0	0	0	0

Gennady Pomeranets, CPA(4) Chief Financial Officer	2007	60,000	0	500	0	0	0	0	60,500
of Mega Media	2006	0	0	0	0	0	0	0	0
___________

(1)
$94,054 of Mr. Shvart’s salary for the fiscal year ended January 31, 2007 was accrued and unpaid.  Mr. Shvarts stock awards consisted of 3,680,000 shares of preferred stock valued at par value, $.001 per share.

(2)
$98,852 of Mr. Schwartz’s salary for the fiscal year ended January 31, 2007 was accrued and unpaid.  Mr. Schwartz stock awards consisted of 1,920,000 shares of preferred stock valued at par value, $.001 per share.

(3)
$126,923 of Mr. Kokakis’ salary for the fiscal year ended January 31, 2007 was accrued and unpaid.  Mr. Kokakis stock awards consisted of 1,750,000 shares of preferred stock valued at par value, $.001 per share.

(4)
$60,000 of Mr. Pomeranets’ salary for the fiscal year ended January 31, 2007 was accrued and unpaid.  Mr. Pomeranets stock awards consisted of 500,000 shares of preferred stock valued at par value, $.001 per share.

Outstanding Equity Awards at Fiscal Year-End. There were no individual grants of stock options to purchase our common stock made to the named executive officers in the Summary Compensation Table during the fiscal year ended January 31, 2007, and the subsequent period up to the date of the filing of this Information Statement.

Employment Agreements

Mega Media has executed employment contracts with all executive officers with the term of each such contract commencing February 1, 2006. The term of each contract is two years and the compensation information is included in the above section entitled “Executive Compensation”.

Board of Directors Composition and Committees

Immediately following the Exchange, the Company’s Board of Directors will be comprised of the following five (5) directors: Aleksandr Shvarts (Chairman), Dr. Lev Paukman, David Kokakis, Eric Schwartz and Dr. Elan Kaufman.

Audit Committee Financial Expert

Within 90 days of the closing of the Exchange, the Company will appoint an independent director to serve on the Company’s Audit Committee as an audit committee financial expert. This person shall be independent, as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Director Compensation

Following the Exchange, the Company may compensate non-management directors through the issuance of stock awards including, without limitation, stock options, restricted stock awards, stock grants and/or stock appreciation rights. The Company intends to make such awards pursuant to a stock option plan or employee incentive plan to be approved by the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Eric Schwartz and Alex Shvarts are brothers.  No other family relationships exist among our directors or executive officers, or designees to serve as officers and directors.

LEGAL PROCEEDINGS

Except as disclosed below, to our knowledge, during the past five years, no other director, executive officer, promoter, control person, nominee or designee to serve as officer or director has been:

▪
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

▪	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

▪
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

▪	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

On November 8, 2000, Mr. Shvarts pled guilty one count of securities fraud and he also pled guilty to superseding information, charging three counts of conspiracy to commit securities fraud. The charges related to Mr. Shvarts activities at Global Equities Group, Inc. in connection with an initial public offering in 1996. Mr. Shvarts was sentenced to 41 months of imprisonment. Mr. Shvarts was released from prison on December 3, 2002. He was also required to make restitution in the amount of $837,436.80. Mr. Shvarts was also disciplined by the NASD for his role in the foregoing. Mr. Shvarts is continuing to make payments in compliance with his restitution obligations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent (10%) shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent (10%) beneficial owners were timely filed as of the date of this filing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

FAMILY HEALTHCARE SOLUTIONS, INC.

By:	/s/ Teodoro F. Franco L.
TEODORO F. FRANCO. L.
Dated: June 19, 2007	SOLE OFFICER AND DIRECTOR